                                                                               .
                                                                               .
                                                                               .

                                                                    Exhibit 4.70

PROCUREMENT AND INSTALLATION AGREEMENT OF MSOAN PACKAGE III DIVRE-I SUMATERA NO.
                K.TEL. 140/HK.810/ITS-00/2006 DATED 29 JUNE 2006

The Parties:            1.   TELKOM; and

                        2.   PT Industri Telekomunikasi Indonesia ("INTI").

Scope of Agreement:     INTI has agreed to procure and install the MSOAN Package
                        III in Divre-I Sumatera.

Performance Bond:       INTI must deliver the performance bond to TELKOM in a
                        form of Surety Bond from PT Jasindo.

Obligation of INTI:     1.   Responsible for all risks occurring in the
                             implementation of the project;

                        2.   To obtain all necessary permits and licenses;

                        3. To employ qualified personnel, supervise their works and to be responsible for their health and safety;

                        4. To provide sufficient equipment and infrastructure and also responsible for the safety of such equipment and infrastructure;

                        5.   To clean up the project site;

                        6.   To submit a written report to TELKOM.

Deadline of
Completion:             113 calendar days since 29 June 2006.

Obligation of TELKOM:   1.   To ensure the availability of the project site;

                        2. To provide any necessary recommendation for INTI in order to obtain all necessary permit;

                        3. To provide entry or exit permit to INTI and all site workers.

Termination:            TELKOM may unilaterally terminate the agreement should
                        one of the following events occur:

                        1. INTI has not commenced the project after 14 calendar days since the signing of the agreement;

                        2. When the work is delayed due to series of force majeure events, which occurs consistently for more than 1 month;

                        3. When the completion of the work exceeds by more than 50% calendar days for each location and the amount of penalty has reached 5% of total agreement price;

                        4. The work is delayed by INTI for more than continuously 1 month not as result of force majeure and also not also due to fault of TELKOM;

                        5. INTI is proven to have assigned the agreement to a third party without prior written consent of TELKOM.

Confidentiality:        INTI shall keep the secrecy of all data including but
                        not limited to information, statement and other document
                        unless such information, statement and document has
                        already been published by TELKOM or INTI has obtained
                        prior consent from TELKOM for the disclosure.

Settlement of
Dispute:                1.   Any disputes shall be settled amicably between
                             parties based upon good faith;

                        2. If the parties are unable to settle the dispute amicably, then the parties shall submit the dispute to the Indonesian National Board of Arbitration
                             (BANI).

Governing Law:          The laws of the Republic of Indonesia.